

02006788

Vf 3-12-02

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STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
MAR 11 2002
167


# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 48680 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WARNER FINANCIAL INTERNATIONAL INCORPORATED

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2222 EAST STATE STREET
(No. and Street)

ROCKFORD (City) IL (State) 61104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. RICHARD F. WARNER 815-397-3555
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LINDGREN, CALLIHAN, VAN OSDOL & CO., LTD.
(Name — *if individual, state last, first, middle name*)

P.O. BOX 1717
1111 S. ALPINE RD, SUITE 400 (Address) ROCKFORD (City) IL (State) 61110 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
P THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Vf 3-19-02

# OATH OR AFFIRMATION

I, RICHARD F. WARNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WARNER FINANCIAL INTERNATIONAL INCORPORATED, as of DECEMBER 31, 2001, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS



OFFICIAL SEAL
LINDA E. JOHNSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 9-29-2005


Richard F. Warner
Signature

PRESIDENT
Title

Linda E. Johnson
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. SEE MANAGEMENT LETTER

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WARNER FINANCIAL
# INTERNATIONAL INCORPORATED

## FINANCIAL REPORT

December 31, 2001

# CONTENTS

Lindgren Callihan VanOsdol



# INDEPENDENT AUDITORS' REPORT

Board of Directors
Warner Financial International
 Incorporated
Rockford, Illinois

We have audited the accompanying statement of financial condition of Warner Financial International Incorporated, as of December 31, 2001 and the related statements of income, cash flows, and stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and schedules referred to above present fairly, in all material respects, the financial position of Warner Financial International Incorporated at December 31, 2001 and the results of its operations for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the financial statements of Warner Financial International Incorporated, dated January 8, 2001, for the year ended December 31, 2001, was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 7 through 9 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lindgren. Callihan. VanOsdol. Co.. Ltd.

Rockford, Illinois
January 8, 2001

Lindgren, Callihan, Van Osdol & Co., Ltd.
Certified Public Accountants & Consultants

1111 South Alpine Road
Suite 400
P.O. Box 1717
Rockford, Illinois 61110-0217

ph 815.399.7700
fax 815.399.7644
www.lcvcpa.com

Rockford, Illinois
Sterling, Illinois
Dixon, Illinois
Freeport, Illinois

**WARNER FINANCIAL INTERNATIONAL INCORPORATED**
**STATEMENT OF FINANCIAL CONDITION**
December 31, 2001

**ASSETS**

| | Allowable For Regulatory Capital | Non-Allowable For Regulatory Capital | Total |
|---|---|---|---|
| Cash | $1,130 | | $1,130 |
| Accounts receivable | 629 | | 629 |
| Marketable equity securities, available for sale | 29,325 | | 29,325 |
| Furniture and equipment | | $13,003 | 13,003 |
| Accumulated depreciation | | (10,874) | (10,874) |
| Total assets | $31,084 | $2,129 | $33,213 |

**LIABILITIES**

| | |
|---|---|
| Unearned income | $1,478 |
| Total liabilities | $1,478 |

**STOCKHOLDER'S EQUITY**

| | |
|---|---|
| Common stock; no par value, 10,000 Shares authorized, 1,000 shares issued | $1,000 |
| Paid in capital | 19,886 |
| Retained earnings | 23,852 |
| Accumulated other comprehensive income | (13,003) |
| Total stockholder's equity | $31,735 |
| Total liabilities and stockholder's equity | $33,213 |

See Notes to Financial Statements.

**WARNER FINANCIAL INTERNATIONAL INCORPORATED**
**STATEMENT OF INCOME**
Year Ended December 31, 2001

| | |
|---|---|
| REVENUE | |
| Commissions on mutual funds and annuities | $19,450 |
| | |
| EXPENSES | |
| Advertising | 750 |
| Audit | 2,100 |
| Contract labor | 528 |
| Equipment depreciation | 1,395 |
| Legal and franchise fees | 50 |
| Licenses and dues | 1,015 |
| Miscellaneous | 340 |
| Professional development | 25 |
| Small office equipment | 308 |
| Subscriptions | 175 |
| | 6,686 |
| Net operating income | 12,764 |
| OTHER INCOME AND (EXPENSE): | |
| Ordinary dividends from mutual funds | 0 |
| Capital gain dividends from mutual funds | 30 |
| Net income before income tax expense | 12,794 |
| State corporate income tax expense | 596 |
| Net income | $12,198 |

See Notes to Financial Statements.

**WARNER FINANCIAL INTERNATIONAL INCORPORATED**
**STATEMENT OF CASH FLOWS**
Year Ended December 31, 2001

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $12,198 |
| Reconcile net income to net cash provided by operating activities: | |
| Depreciation | 1,395 |
| Net increase in accounts receivable | 834 |
| Net increase in unearned income | 1,478 |
| Net cash provided by operating activities | 15,905 |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Purchase of mutual funds with reinvested dividends | (30) |
| Net cash used in investing activities | (30) |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Shareholder distributions | (25,711) |
| Net cash used in financing activities | (25,711) |
| Decrease in cash and cash equivalents | (9,836) |
| CASH AND CASH EQUIVALENTS | |
| Beginning of the year | 10,966 |
| End of the year | $1,130 |

See Notes to Financial Statements.

**WARNER FINANCIAL INTERNATIONAL INCORPORATED**
**STATEMENT OF STOCKHOLDER'S EQUITY**
Year Ended December 31, 2001

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Compre-hensive Income | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|
| Balance, December 31, 2000 | $1,000 | $19,886 | $37,365 | | ($4,395) | $53,856 |
| Comprehensive income: | | | | | | |
| Net income for year ended December 31, 2001 | | | 12,198 | $12,198 | | 12,198 |
| Other comprehensive income: | | | | | | |
| Net change in unrealized gain in marketable equity securities available for sale | | | | (8,608) | (8,608) | (8,608) |
| Total comprehensive income | | | | $3,590 | | |
| Distributions | | | (25,711) | | | (25,711) |
| Balance, December 31, 2001 | $1,000 | $19,886 | $23,852 | | ($13,003) | $31,735 |

See Notes to Financial Statements.

## Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

The company is a registered securities broker-dealer, located in Rockford, Illinois. The company's primary sources of income are commissions on sales of mutual funds and other financial products.

Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Marketable Equity Securities

Marketable equity securities consist of mutual funds. Management classifies these securities as available for sale. Marketable equity securities are stated at estimated fair value in the aggregate on the statement of financial condition. Changes in unrealized gains and losses are a component of comprehensive income. Unrealized gains and losses are a component of accumulated other comprehensive income in the statement of stockholder's equity.

Furniture and Equipment

Furniture and equipment contributed as capital at date of incorporation are valued at estimated fair market value, in the amount of $10,000. Furniture and equipment acquired after this date are accounted for at cost. Such assets are depreciated by the double declining balance method over estimated useful lives of five to seven years, for financial statement and income tax reporting purposes.

Income Taxes

The Company, with the consent of its sole shareholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of federal corporate income taxes, the shareholder of an S Corporation is personally taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is subject to Illinois corporate income tax.

## Note 2. Marketable Equity Securities

At December 31, 2001, marketable equity securities had a total cost of $42,328 and an estimated fair value of $29,325. Unrealized loss at December 31, 2001 was $13,003. The net change in unrealized gain (loss) for the year ended December 31, 2001 amounted to a net loss of $8,608.

## Note 3. Regulatory Capital Requirement

Regulatory agencies require the Company to maintain a minimum net capital of $5,000. "Allowable" assets for the regulatory computation exclude the net book value of furniture and equipment and also exclude 15% of the estimated market value of certain marketable securities. At December 31, 2001, the Company's regulatory net capital was $25,207, and exceeded the minimum amount by $20,207.

# WARNER FINANCIAL INTERNATIONAL INCORPORATED
# COMPUTATIONS OF NET CAPITAL
# AND BASIC NET CAPITAL REQUIREMENT

December 31, 2001

## COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Total ownership equity from statement of financial condition | $31,375 |
| Less nonallowable assets from statement of financial condition | 2,129 |
| Net capital before haircuts on securities positions | $29,606 |
| Less haircuts on mutual funds @ 15% | 4,399 |
| | $25,207 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT.

| | | |
|---|---|---|
| Minimum net capital required | | $0 |
| Minimum dollar net capital requirement of reporting broker or dealer | | 5,000 |
| Net capital requirement | | $5,000 |
| Excess net capital: | | |
| Net capital as above | $25,207 | |
| Net capital requirement | 5,000 | |
| Excess net capital at 100% | | $20,207 |

**WARNER FINANCIAL INTERNATIONAL INCORPORATED**
**STATEMENT OF CHANGES IN LIABILITIES**
**SUBORDINATED TO CLAIMS OF**
**GENERAL CREDITORS**
Year Ended December 31, 2001

| | |
|---|---|
| Balance, beginning of year | $0 |
| Increases/decreases | 0 |
| Balance, end of year | $0 |

**WARNER FINANCIAL INTERNATIONAL INCORPORATED**
**Reconciliation of Computation of Net Capital**
**Supplementary Information**
Year Ended December 31, 2001

No differences exist between the computation of Net Capital under Rule 15c-3-1 and the Computation for determination of the Reserve Requirements under Exhibit A of Rule 15c3-3, as follows:

| | |
|---|---|
| Capital at December 31, 2001, per Focus Report | $31,735 |
| Capital at December 31, 2001, per Audited Financial Statements | 31,735 |
| Difference | $0 |

Lindgren Callihan VanOsdol



Board of Directors
Warner Financial International Incorporated
Rockford, Illinois

In planning and performing our audit of the financial statements of Warner Financial International Incorporated for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We noted no matters involving the internal control structure and its operations that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgment, could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that the structure may become inadequate because of changes in conditions or that degree of compliance with the structure may deteriorate.

This report is intended solely for the information and use of the Board of Directors, management, and regulatory agencies.

Lindgren. Callihan. VanOsdol. Co.. Ltd.

Rockford, Illinois
January 8, 2002

Lindgren, Callihan, Van Osdol & Co., Ltd.
Certified Public Accountants & Consultants

1111 South Alpine Road
Suite 400
P.O. Box 1717
Rockford, Illinois 61110-0217

ph 815.399.7700
fax 815.399.7644
www.lcvcpa.com

Rockford, Illinois
Sterling, Illinois
Dixon, Illinois
Freeport, Illinois